ALTRAN

251, BD PEREIRE - 75017 PARIS
TELEPHONE : 01 44 09 64 00
TELECOPIE : 01 44 09 64 22

SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street
NW, Washington DC 20549
USA

03007008

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

03 MAR -3 AM 7:21

SUPPL

Paris, February 25th 2003

Re : Altran Technologies S.A (File No. 82-5164)
Ongoing Disclosure Pursuant to rule 12g3-2(b)
Under the US Securities Exchange Act of 1934

Dear Madam and Sir,

On behalf of Altran Technologies S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (The "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the company has (i) made or become required to make public pursuant to the laws of France, (ii) filed or become required to file with the French Stock exchange authorities and which was or will be made public by such authorities or (iii) has distributed or become required to distribute to its security holders :

1. Financial release, published on the Internet on February 20th 2002 enclosed as Exhibit 1
2. Financial release, published on February 21st 2002 in "Les Echos", "Le Figaro"and "l'Agefi" as Exhibit 2
3. Presentation, published on the Internet on October 21st 2003 enclosed as Exhibit 3

If you have any questions or comments, don't hesitate to join me (phone : 33144096477), you can also join Mr Laurent Dubois Head of Investors Relations (phone : 33144096423).
I am looking forward to hearing from you.

dlw 3/4

Eric Albrand
CFO

E-mail : direction@altran-group.com

ALTRAN
TECHNOLOGIES

Paris, le 20 février 2002

Altran Technologies a publié, le 8 octobre 2002, ses résultats au 30 juin 2002 avec la mention « audit en cours ».

Suite à un article du Monde du 10 octobre mettant en cause l'exactitude de ces comptes, le groupe a demandé, en liaison avec la COB, à ses commissaires aux comptes de procéder à une revue approfondie de ses résultats au 30 juin. Après réalisation de ces travaux, des résultats corrigés et attestés par les commissaires aux comptes ont été publiés le 15 novembre 2002.

Les commissaires aux comptes ont été entendus par le Parquet fin 2002 :

- ils lui ont fait part de la publication par Altran le 8 octobre 2002 de chiffres erronés;
- ils ont confirmé être en mesure d'attester de la sincérité des comptes publiés le 15 novembre ;
- ils n'ont fait part d'aucun autre élément devant, à leur connaissance, attirer l'attention du Parquet.

Par ailleurs, une plainte aurait été déposée au Parquet, le 10 octobre 2002.

Une information judiciaire a été ouverte. Altran Technologies, soucieux que toute la lumière soit faite sur cette affaire, a décidé de se porter partie civile et s'en remet désormais à la justice.

03 MAR -3 AM 7:21

ALTRAN TECHNOLOGIES

2002 Sales +5.7% at 1352 €m

2002 sales up +5.7% at 1352 €m. At constant perimeter* sales are down 9.3% year on year.

International sales represents more than half of group's activities (51.8%) at 699.9 €m

Despite a difficult environment in 2002 Altran has :

- reinforced and increased its international bases in Southern and Northern Europe and successfully established itself in Asia and the United States. Three countries outside France have reached sales that exceed 100m€ in 2002 (Germany, Spain and Italy)

- completed its scope of activities by addressing new sectors such as medical sciences, pharmaceuticals and environment

Q4 sales stand at 321.9m€ down 3.5% from 333.7m€ on the 3rd quarter of 2002. At constant perimeter* the sequential decrease of the activity from the previous quarter is 9.3%.

Quarterly evolution of sales



2001
2002
Total growth : + 28,5%
Organic growth : +18,5%
Total growth : - 10,8%
Organic growth : - 7,2%
Total growth : - 2,2%
Organic growth : - 12,4%
Total growth : - 3,0%
Organic growth : - 8,0%
Total growth : - 3,5%
Organic growth : - 9,3%
307,1
394,5
352,0
344,1
333,7
321,9
67,7
79,4
91,2
287,1
340,3
315,7
276,4
254,3
230,7
Q3
Q4
Q1
Q2
Q3
Q4
Constant perimeter
Contribution of 2001 & 2002 acquisitions

** Constant perimeter definition used is 2002 sales minus contribution of 2002 acquisitions minus contribution to 2002 sales of companies acquired in 2001*

Given this level of activity and a stricter accounting policy, the group indicates that 2002 results to be published in April will be well under market expectations.

Debt is under control

Despite outflows of 51 €m related to additional payments for acquisitions during the second half of 2002 net financial debt as of 31st December 2002 is 392.1 €m compared with 392.3 €m at the end of June 2002.

No acquisitions have been completed on the second half of 2002.

2003 priorities

Altran will propose at the next Annual General Meeting of Shareholders the nomination of several independent administrators. An audit committee composed of several of these independent administrator will then be set up.

Eric Albrand who recently joined the group as Executive Director in charge of Finances has as his immediate priorities :

- to reinforce the financial control of the group; audit scope and procedures are currently being defined in coordination with the firm Ricol, Lasteyrie & Associés

- to combine cash generation and perennial growth. To reach this goal a particular effort is made to improve the group's financial situation in order to meet the next financials constraints and to insure group's future growth

Change in the operational organization

A reinforcement of the operational management structure of the group appeared to be necessary after several years of strong growth.

This new organization has been set up with :

- The nomination of new Executive Directors of perimeter

- The creation of an Operational Committee of six members, all perimeter Executive Directors, whose mission will be to support and control the group's operational activity and the local activities of Directors. This newly created committee will directly report to the Senior management of the group.

- The creation of an Organisational Committee which has the role of are the optimisation and control of the group organization. This committee will work closely with all the tranversal support team of the group (Recruitment, marketing, Institute of Management)

Perspectives

Altran now has with this organization and its extensive presence in all major European countries, the United States and Asia, as solid basis to sustain future growth, once the economic environment will be more favourable, and to restore a satisfactory level of margin.

Altran confirms that its target to become by the end of 2003 free-cash flow positive after investments is maintained.



ALTRAN
TECHNOLOGIES

LEADER EUROPEEN DU CONSEIL EN INNOVATION

Chiffre d'affaires au 31 décembre 2002 + 5,7 % à 1352 m€

Le chiffre d'affaires s'établit pour 2002 à 1352 m€ en hausse globale de 5,7 %. A périmètre constant* l'activité est en baisse de 9,3 %.

L'activité à l'international représente désormais plus de la moitié (51,8 %) du chiffre d'affaires du groupe à 699,9 m€.

Malgré un environnement perturbé en 2002 Altran a :

- renforcé et développé ses bases internationales en Europe du Sud, Europe du Nord et réussi son implantation en Asie et aux Etats-Unis. Trois pays hors France réalisent désormais plus de 100 m€ de chiffre d'affaires annuel (Allemagne, Espagne et Italie) ;
- complété son offre en adressant de nouveaux secteurs tel que le médical, la pharmacie ou l'environnement.

Le chiffre d'affaires du 4ème trimestre est de 321,9 m€ en baisse de 3,5 % par rapport au 3ème trimestre 2002 qui était de 333,7 m€. A périmètre constant* le recul de l'activité est de 9,3 % par rapport au trimestre précédent.

Evolution séquentielle du chiffre d'affaires trimestre après trimestre



2001
2002
Crois. totale : + 28,5 %
Crois. organique : + 18,5 %
Crois. totale : - 10,8 %
Crois. organique : - 7,2 %
Crois. totale : - 2,2 %
Crois. organique : - 12,4 %
Crois. totale : - 3,0 %
Crois. organique : - 8,0 %
Crois. totale : - 3,5 %
Crois. organique : - 9,3%
307,1
20,0
287,1
394,5
54,2
340,3
352,0
36,3
315,7
344,1
67,7
276,4
333,7
79,4
254,3
321,9
91,2
230,7
Q3
Q4
Q1
Q2
Q3
Q4
Périmètre constant
Contribution des acquisitions 2001 & 2002

** La définition du périmètre constant utilisée est : chiffre d'affaires 2002 moins la contribution des sociétés acquises en 2002 moins la contribution au chiffre d'affaires 2002 des sociétés acquises en 2001*

Compte tenu de ce niveau d'activité et d'une politique comptable plus prudente, les résultats 2002 qui seront publiés en avril seront très inférieurs aux attentes du marché.

Stabilité de la dette

La dette financière nette à fin décembre 2002 est restée sous contrôle à 392,1 m€ contre 392,3 m€ à fin juin 2002, malgré le décaissement de 51 m€ au cours du second semestre 2002 au titre des acquisitions déjà réalisées.

Aucune nouvelle acquisition n'a été réalisée au cours du second semestre 2002.

Priorités de l'année 2003

Altran proposera à la future assemblée générale des actionnaires la nomination d'administrateurs indépendants dont certains constitueront le prochain comité d'audit du groupe.

Eric Albrand qui a récemment rejoint le groupe en qualité de directeur général en charge des finances a pour premières priorités de :

- renforcer le contrôle financier du groupe ; dans ce cadre la mission et les procédures du service d'audit sont en cours de définition en liaison avec le cabinet Ricol, Lasteyrie & Associés ;
- conjuguer génération de cash et croissance pérenne. A cet effet un effort particulier est porté sur l'amélioration de la situation financière du groupe afin de faire face aux prochaines échéances financières et d'assurer le financement de la croissance du groupe.

Evolution de l'organisation opérationnelle

Après des années de très forte croissance il est apparu nécessaire de renforcer la structure de gestion opérationnelle du groupe.

Cette organisation s'articule de la manière suivante :

- nomination de nouveaux Directeurs Exécutifs de périmètres ;
- création d'un Comité Opérationnel de six membres, eux-même Directeurs Exécutifs, dont la mission sera de soutenir et d'encadrer l'activité opérationnelle du groupe et des directeurs de périmètre. Le Comité Opérationnel rend compte à la Direction Générale du groupe ;
- création d'un Comité d'Organisation dont la mission est l'optimisation de l'organisation du groupe. Le Comité Organisationnel travaillera en étroite liaison avec les équipes transverses d'Altran (Recrutement, Marketing, Institut du Management).

Perspectives

Altran a désormais avec cette organisation opérationnelle et une présence importante dans les principaux pays européens, en Asie et aux Etats-Unis des bases solides pour générer de la croissance une fois l'environnement économique moins incertain avec pour objectif un retour à un niveau de marge satisfaisant.

Le groupe confirme que l'objectif d'atteindre un free cash-flow positif après investissement d'ici fin 2003 est maintenu.

03 MAR -3 AM 7:21

2002 Full Year Sales

Paris
21st February 2002

Notes:

Agenda

I. Revenue Performance
II. Employees evolution
III. Cash evolution
IV. 2003 action plan
V. Conclusion

Annexes

Notes:

I. Revenue performance

Notes:

Introduction

- Market remained difficult in Q4 but ...
- Sequential decline is limited to 3,5% overall and 9,3% organically
- Our performance is the result of the combination of three factors :
  - High basis of comparison with Q4 2001 (our best quarter in 2001)
  - Difficult market environment
  - We only took into account 9 month of sales for one of our Brazilian subsidiary, given an arbitrage procedure under investigation

Notes:

Sales evolution *
(in €m)

Group size x3 in 5 years



40.7%
46.3%
42.1%
5.7%
1998
1999
2000
2001
2002

** Total growth year on year*

Notes:

Organic Growth Calculation Principles

The constant perimeter definition we use in all our calculation is defined as follows:

H1 2002 sales

(-) Sales contribution of companies acquired in 2002

(-) Consolidated H1 2002 sales of companies acquired in 2001

Notes:

2002 sales : organic growth
(in €m)



Total growth : + 5.7%
1278,6
1351,7
90,9
274
Organic growth : - 9.3%
2001
2002
Constant perimeter
2001 & 2002 acquisitions contribution

Notes:

2002 sequential evolution of quarterly revenue (in m€)


2001
2002
Total growth : +28.5%
Organic growth : +18,5%
Total growth : - 10.8%
Organic growth : - 7.2%
Total growth : - 2.2%
Organic growth : - 12.4%
Total growth : - 3,0%
Organic growth : - 8,0%
Total growth : - - 3.5%
Organic growth : - 9,3%
307,1
20,0
394,9
64,2
352,0
344,1
67,7
333,7
78,4
321,9
91,2
Q3
Q2
Q1
Q2
Q3
Q4
Constant perimeter
Contribution of 2001 & 2002 acquisitions

Notes:

2002 Sales (in €m)

France vs. International



1278,6
+5.7%
1351,7
584,7
699,9
2001
2002
France
International

H1 vs. H2



1278,6
+5.7%
1351,7
701
655
2001
2002
H1
H2

Notes:

2002 Sales by Country
(in €m)



Portugal
21,5
2001
2002
UK
2001
2002
101,2
2001
2002
Sweden
13,4
2001
2002
Asia
2001
2002
Germany
41,4
103,8
2001
2002
USA
2001
2002
Austria
2001
2002
Brazil
2001
2002
Spain
2001
2002
Switzerland
44,3
2001
2002
2001
2002
2001
2002

10

Notes:

Sales under Earn-out
(in €m)


1352
553
2002
Sales under earn-out
Sales on last year of earn out
Sales out off earn out program

Notes:

II. Employee evolution

Notes:

Total number of employees


16543
+8.8%
18008
-0.8%
17862
745
890
880
dec 01
juin-02
dec 02
France
International

Notes:

Contribution of acquisition in term of additional employees


16543
18008
17862
dec 01
juin-02
dec 02

Notes:

Utilisation rate calculation principles

The utilization rate definition we use in all our calculation is defined as follows:

Utilization rate is :

$$\frac{\textbf{Invoiced consultants}}{\textbf{Effective billable consultants (excl. vacations, training...)}}$$

This is an unaudited declarative information

Notes:

2002 Quarterly utilization rates (in %)


Q1
Q2
Q3
Q4

Notes:

III. Cash evolution

Notes:

Estimation of Net Debt as of 31st December 2002



392,3
392,1
236,4
31 dec 2002
30-juin-02
31 dec 2002

18

Notes:

IV. Action plan 2003

Notes:

Action plan summary

- Improve the management of operations
- Restore confidence in finance

Notes:

New organization as 1st January 2003

- After several years of strong growth a reinforcement of the management structure had been put in place organized around :
  - The Operational Committee whose mission is to structure, control and organize the operations of the group in each of its 18 perimeters
  - The Organisation Committee whose role is to adapt the structure of the organization with the support of the transversal teams (HR, Institute of Management, EDI)
- This organisation is actually reviewing perimeter by perimeter the options available adapt our activities given the current environment

Notes:

Improve financial information & controls

- Reinforcement of the financial control of the group
- Creation of an audit committee composed of independent administrators to be proposed at the next AGM
- Creation of an internal audit team reporting to the audit committee
- Implementation of new tools to get and analyse faster information
- Introduction of more prospective views
- Redefining number of indicators to have a reliable and easy comparable information

Notes:

Improve financial communication

- L.Dubois joined in October 2002
- Even if improvements could still be achieved lots of information have already been given to the market since September 2002
- Frequency of contact with senior management will be increased
- Historical analysis will be used to help investors to build a clear opinion on Altran's financial situation and performance

Notes:

Improve the short term cash position

- Reinforcement of treasury function with the appointment of J.C Courtois
- Centralize access to cash in the group to reduce banks dependency
- Enhance first efforts made during H2 2002 to improve cash collection
- Use sales of receivable

Notes:

Rebalance Altran financial model

- Reduce structurally Working Capital Requirements by :
  - Invoice in time
  - Be paid in time
  - Renegotiate contracts with the clients (but this is a longer term issue)
- Use receivables as a source of financing through factoring or securitization
- Follow cash pooling policy
- Restore sane balance sheet
  - Refinancing of CB
  - Redefine cash allocation to acquisitions

Notes:

V. Conclusion

Notes:

Conclusion

- Given group performance in the last quarter of 2002 results to be published during April 2003 will be well below market consensus

- Altran is confirming its target to be Free Cash-Flow positive after investment by the end of 2003

Notes:

Annexes

Notes:

Organic Growth Calculation Principles

The constant perimeter definition we use in all our calculation is defined as follows:

H1 2002 sales

(-) Sales contribution of companies acquired in 2002

(-) Consolidated H1 2002 sales of companies acquired in 2001

Notes:

Consolidated Growth in 2002
(in €m)

	2001	2002
Revenues without contribution of acquired companies	1187.7	1077.1
Growth at Constant Perimeter		- 9.3%
Contribution of companies acquired in 2001	90.9	103.5
Contribution of companies acquired in 2002	-	171.1
Total Consolidated	1278.6	1351.7
Total Growth		+ 5.7%

Notes:

Growth in France in 2002
(in €m)

	2001	2002
Revenues without contribution of acquired companies	685.7	632.4
Growth at Constant Perimeter		- 7.8%
Contribution of companies acquired in 2001	8.2	8.6
Contribution of companies acquired in 2002	-	10.8
Total Consolidated	693.9	651.8
Total Growth		- 6.1%

Notes:

International Growth in 2002
(in €m)

	2001	2002
Revenues without contribution of acquired companies	502.0	444.7
Growth at Constant Perimeter		- 11.4%
Contribution of companies acquired in 2001	82.7	94.9
Contribution of companies acquired in 2002	-	160.3
Total Consolidated	584.7	699.9
Total Growth		+ 19.7%

Notes:

Consolidated Growth in Q4 2002
(in €m)

	Q4 2001	Q4 2002
Revenues without contribution of acquired companies	340.3	230.7
Growth at Constant Perimeter		- 32.2%
Contribution of companies acquired in 2001	54.2	29.9
Contribution of companies acquired in 2002	-	61.3
Total Consolidated	394.5	321.9
Total Growth		- 18.4%

Notes:

Growth in France in Q4 2002
(in €m)

	Q4 2001	Q4 2002
Revenues without contribution of acquired companies	185.0	142.4
Growth at Constant Perimeter		- 23.0%
Contribution of companies acquired in 2001	8.2	4.6
Contribution of companies acquired in 2002	-	5.2
Total Consolidated	193.2	152.2
Total Growth		- 21.2%

Notes:

International Growth in Q4 2002
(in €m)

	Q4 2001	Q4 2002
Revenues without contribution of acquired companies	155.3	88.3
Growth at Constant Perimeter		- 43.1%
Contribution of companies acquired in 2001	46.0	25.3
Contribution of companies acquired in 2002	-	56.1
Total Consolidated	201.3	169.7
Total Growth		- 15.7%

Notes:

2002 quarterly revenue and year on year growth (in €m)


Q1
Total growth + 31.0%
Organic growth + 19.4%
269,0
352,0
36,3
2001
2002
Q2
Total growth + 11.7%
Organic growth – 6.6%
308,0
344,1
67,7
2001
2002
Q3
Total growth + 8.7%
Organic growth – 11.4%
307,1
20,0
333,7
79,4
2001
2002
Q4
Total growth – 18.4%
Organic growth – 32.2%
394,5
54,2
321,9
91,2
2001
2002
Constant perimeter
Contribution of 2001 & 2002 acquisitions

Notes: